EXHIBIT 99.1

130 Adelaide St. W., Suite 1901, Toronto, ON M5H 3P5 Tel: (416) 364-4938 Fax: (416) 364-5162 office@avalonraremetals.com www.avalonraremetals.com

NEWS RELEASE

June 7, 2012	No. 12-5

Avalon and the Deninu K’ue First Nation Enter into
Accommodation Agreement

Toronto, ON -- Avalon Rare Metals Inc. (TSX and NYSE MKT: AVL) (“Avalon” or the “Company”) is pleased to announce that it has entered into an accommodation agreement (“Accommodation Agreement”) with the Deninu K’ue First Nation (“DKFN”).

The Accommodation Agreement provides for business and employment opportunities for the DKFN related to the Company’s Nechalacho Deposit and associated facilities in the Northwest Territories (the “Project”) and contains measures to mitigate environmental and cultural impacts that may result from the project development.

The Accommodation Agreement also commits the DKFN to supporting timely completion of the environmental assessment, permitting and development processes of the Project.

The definitive financial structure for the Project has not been finally determined, but it is expected that it will take the form of a limited partnership, in which the DKFN will participate as one of its business opportunities. Upon receipt by Avalon of certain regulatory permits and approvals, the DKFN will acquire 3,333 limited partnership units, out of a projected total of 100,000 limited partnership units to be held by Avalon and its Aboriginal partners.

In conjunction with the Accommodation Agreement, the Company has agreed to issue to the DKFN an aggregate of 10,000 common shares of the Company, and to grant an aggregate of 50,000 non-transferrable common share purchase warrants of the Company. The common shares are to be issued on the effective date of the Accommodation Agreement and will be subject to certain statutory restrictions on resale, as well as contractual restrictions on transfer pending receipt of certain regulatory permits and approvals for the Project. The common share purchase warrants will be issued in five installments of 10,000 warrants per year over the next five years, will have a term of five years and will have an exercise price based on the then current market price of the Company’s common shares at the date of issue of the warrants.

Don Bubar, Avalon’s President and CEO commented, “Entering into the Accommodation Agreement with the Deninu K’ue First Nation is a very significant milestone for the Nechalacho Project. Accommodating the interests of our Aboriginal partners in a mutually beneficial and respectful way has been one of our top priorities since beginning work on the project six years ago. Following this initial agreement, we are very much looking forward to concluding negotiations with our other Aboriginal partners in the North. Avalon can then proceed with planning for construction of the Nechalacho Project for the benefit of all of our stakeholders.”

Louis Balsillie, Chief of the Deninu K’ue First Nation stated, “This Accommodation Agreement is also a significant milestone for our First Nation. The Barren Lands that the Nechalacho Project is located on are an integral part of our traditional territory, which we continue to hunt and trap on today. The mitigation of the environmental impacts and provision for environmental monitoring on these lands are crucial to our members. The business and employment opportunities, along with the education and training provisions, are essential components of this agreement. We appreciate Avalon’s efforts to respect our relationship to our territorial lands and waters, and we look forward to working with Avalon on the implementation of this Accommodation Agreement.”

About Avalon Rare Metals Inc.
Avalon Rare Metals Inc. (TSX and NYSE MKT: AVL) is a mineral development company focused on rare metals deposits in Canada. Its flagship project, the 100%-owned Nechalacho Deposit, Thor Lake, NWT, is emerging as one of the largest undeveloped rare earth elements resources in the world. Its exceptional enrichment in the more valuable 'heavy' rare earth elements, which are key to enabling advances in green energy technology and other growing high-tech applications, is one of the few potential sources of these critical elements outside of China, currently the source of 95% of world supply. Avalon is well funded, has no debt and its work programs are progressing steadily. Social responsibility and environmental stewardship are corporate cornerstones.

Shares Outstanding: 103,186,986. Cash resources: approximately $45 million.

To find out more about Avalon Rare Metals Inc., please visit our website at www.avalonraremetals.com. For questions and feedback, please e-mail the Company at ir@avalonraremetals.com or phone Don Bubar, President at 416-364-4938.

This news release contains “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian securities legislation. Generally, these forward-looking statements can be identified by the use of forward looking terminology such as “plans”, “expects” or “does not expect”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates” or “does not anticipate”, or “believes”, or variations of such words and phrases or state that certain actions, events or results “may”, “could”, “would”, “might” or “will be taken”, “occur” or “be achieved”. Forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Avalon to be materially different from those expressed or implied by such forward-looking statements. Forward-looking statements are based on assumptions management believes to be reasonable at the time such statements are made. Although Avalon has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Such forward-looking statements have been provided for the purpose of assisting investors in understanding the Company’s plans may not be appropriate for other purposes. Accordingly, readers should not place undue reliance on forward-looking statements. Avalon does not undertake to update any forward-looking statements that are contained herein, except in accordance with applicable securities laws.